Exhibit 11

The Middleton Doll Company and Subsidiaries
Computation Of Net Loss Per Common Share

	For the Year Ended December 31,
	2006	2005
Net loss available to common shareholders	$(376,088)	$(1,554,602)

Determination of shares:
Weighted average common shares
outstanding (basic)	3,727,589	3,727,589
Assumed conversion of stock options	--	--

Weighted average common shares
outstanding (diluted)	3,727,589	3,727,589

Basic loss per share	$(0.10)	$(0.42)

Diluted losss per share	$(0.10)	$(0.42)